
10013209


EIVED
PROCESSING
5 2010
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to

Commission file number: 001-11967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page 1 of 22. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statements of Net Assets Available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan at December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended are attached hereto as Exhibit 1.

Exhibit 1. Astoria Federal Savings and Loan Association Incentive Savings Plan Audited Financial Statements and Supplemental Schedule for the years ended December 31, 2009 and 2008.

Exhibit 2. Consent of KPMG LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)

/S/ Steven G. Miss
Steven G. Miss, Plan Administrator

Dated: June 24, 2010

EXHIBIT INDEX

EXHIBIT NO. 1

Page __5__ of __22__.



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Trustees of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 24, 2010

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	At December 31,	
	2009	**2008**
Assets:		
Investments at fair value:		
Prudential Retirement Insurance and Annuity Company (PRIAC) pooled separate accounts	$ 33,701,458	$ 24,168,537
Astoria Financial Corporation common stock	12,174,737	13,350,703
PRIAC guaranteed accounts	17,672,191	16,821,402
Total investments at fair value	63,548,386	54,340,642
Loans to participants	1,988,665	1,879,471
Participants' contributions receivable	146,553	153,703
Total Assets	65,683,604	56,373,816
Liabilities:		
Excess contributions payable	174,648	94,040
Net assets available for plan benefits	$ 65,508,956	$ 56,279,776

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Year Ended December 31,	
	2009	2008
Additions (reductions) to assets attributed to:		
Investment activities:		
Interest	$ 443,253	$ 456,336
Dividends	481,196	859,046
Net appreciation (depreciation) in fair value of investments	4,637,683	(17,505,322)
Total investment gain (loss)	5,562,132	(16,189,940)
Interest on participant loans	102,074	118,752
Participants' contributions	4,510,558	4,279,108
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	1,885,521	2,031,513
Total additions (reductions)	12,060,285	(9,760,567)
Deductions from assets attributed to:		
Benefits paid to participants	(2,794,176)	(5,473,399)
Administrative expenses	(36,929)	(24,964)
Total deductions	(2,831,105)	(5,498,363)
Net increase (decrease)	9,229,180	(15,258,930)
Net assets available for plan benefits:		
Beginning of year	56,279,776	71,538,706
End of year	$ 65,508,956	$ 56,279,776

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all eligible employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The parent of the Association is Astoria Financial Corporation. The Plan was established in March 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's custodian is Prudential Retirement Insurance and Annuity Company (PRIAC) and the Plan's trustee is Prudential Bank & Trust Company, FSB, both of which are subsidiaries of Prudential Retirement, Inc.

(b) Eligibility and Participation

Full-time and part-time employees are eligible to participate in the Plan when they complete one-year of service and work at least 1,000 hours in either their initial year of service or any subsequent plan year and are at least 21 years of age. Prior to July 1, 2008, employees could elect to enroll in the Plan on the first day of the pay period following the date he/she met the Plan's eligibility requirements. Effective July 1, 2008, the Plan automatically enrolls all eligible employees who have not properly notified the Plan administrator of their intent not to participate.

(c) Contributions

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively. Employees attaining 50 years of age or are over 50 years of age prior to the end of a calendar year may elect to contribute an additional amount of up to $5,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively, in tax deferred savings, known as "catch-up contributions," for such years. Effective July 1, 2008, a default contribution rate of 3% of eligible compensation was set for automatically enrolled participants.

Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the years ended December 31, 2009 and 2008. The Plan also allows certain vested participants in the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) to make transfers from their stock and/or cash account balances in the ESOP to the Plan. During the years ended December 31, 2009 and 2008, a total of $1,885,521 and $2,031,513, respectively, were transferred from the ESOP to the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any) and plan earnings. Each participant elects, in increments of 1%, the manner in which their contributions are invested by making investment directions. Effective July 1, 2008, if no such direction is made by the participant, the Plan Administrator will invest the participant's account in a qualified default investment alternative until the participant does make such a direction with respect to his or her account. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Forfeitures

Participants have a fully vested interest in their contributions and earnings thereon. Regardless of the participant's years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Association. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of Service	Vested Percentage
Less than 3	-
3 or more	100 %

Any Association contributions forfeited by reason of failure to vest shall be used by the Plan to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. For the years ended December 31, 2009 and 2008, $21,321 and $16,092, respectively, of forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. As of December 31, 2009 and 2008, $3,135 and $35,859, respectively, of forfeitures remain available for use to pay future expenses of the Plan.

(f) Plan Benefits and Distributions

Upon a participant's termination from the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balance in a single lump sum payment.

Upon a participant's termination from the Plan for reasons other than retirement, disability or death, benefits will be distributed in a lump sum or in two or more partial payments. Participants with balances of $1,000 to $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment. Participants may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover. If the participant fails to make a timely election, the plan administrator will pay the distribution in a direct rollover to an Individual Retirement Account designated by the plan administrator. Participants with vested account balances of less than $1,000 are paid in a single lump sum payment.

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59½.

(g) Loans to Participants

A participant may request up to two loans from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 3.25% and 8.25% as of December 31, 2009 and 2008. Loans must be repaid within 5 years except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. The outstanding loan terms range from 1 to 15 years at December 31, 2009 and 2008. Interest received on an outstanding participant loan is transferred into the participant's account based on their elected percentage allocation of the available investments. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest is determined at the time of the loan at a rate equal to prime.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Plan's more significant accounting policies are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting. In preparing these financial statements, the Plan administrator has evaluated events occurring subsequent to December 31, 2009 through June 24, 2010, the date the Plan's financial statements were issued, for potential recognition and disclosure.

Effective July 1, 2009, the Plan adopted the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (FASB ASC), which is now the source of authoritative, nongovernmental GAAP. While the FASB ASC did not change GAAP, all existing authoritative literature, with certain exceptions, was superseded and codified into the FASB ASC. As such, the references to authoritative accounting literature contained in the Plan's disclosures have been modified.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on the Plan administrator's best estimate and judgment. The Plan administrator evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment. The Plan administrator adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan's investments in PRIAC pooled separate accounts consist of equity securities and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, which is the closing market price obtained from the New York Stock Exchange.

(Continued)

The Plan's investments in PRIAC-guaranteed accounts represent investments in two accounts managed by PRIAC with guarantees against loss of principal and as to future return.

GAAP requires all investment contracts, such as the PRIAC guaranteed accounts, held by a defined-contribution plan to be reported in the Statements of Assets Available for Plan Benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Any amount representing a difference between the fair value of an investment contract and the amount at which participants can transact with the fund is presented as an adjustment on the face of the Statements of Assets Available for Plan Benefits.

The Plan's investments in the PRIAC guaranteed accounts are fully benefit-responsive. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are no specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts. The Statements of Net Assets Available for Plan Benefits present the fair value of the PRIAC guaranteed accounts which is equal to the contract value and no adjustment is required on the Statements of Net Assets Available for Plan Benefits.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for the guaranteed accounts, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%. The crediting interest rate was 3.35% for the period from January 1, 2009 through June 30, 2009 and 2.85% for the period from July 1, 2009 through December 31, 2009. The interest yield for the period from January 1, 2009 to December 31, 2009 was 3.10%. The crediting interest rate was 3.75% for the period from January 1, 2008 through June 30, 2008 and 3.60% for the period from July 1, 2008 through December 31, 2008. The interest yield for the period from January 1, 2008 to December 31, 2008 was 3.68%.

Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

See note 5, "Fair Value Measurements," for further detail on investment valuations.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets and any realized gains and losses on investments sold during the period.

(d) *Loans to participants*

Loans to participants are carried at cost, which approximates fair value.

(e) *Payment of Benefits*

Benefits to participants or their beneficiaries are recorded when paid.

(f) *Impact of Recent Accounting Standards and Interpretations*

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements," which amends Subtopic 820-10 of the FASB ASC to require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the roll forward of activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation of each class of assets and liabilities within a line item in the statement of net assets available for plan benefits and clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Since the provisions of ASU 2010-06 are disclosure related, the Plan's adoption of this guidance will not have an impact on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(3) Risks and Uncertainties

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

The Plan invests indirectly in securities with contractual cash flows, such as mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(4) Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2009 and 2008:

	2009	2008
Astoria Financial Corporation common stock	$ 12,174,737	$ 13,350,703
PRIAC Guaranteed Income Fund	15,177,149	13,098,393
PRIAC Large Cap Value/LSV Asset Management	7,668,840	5,931,577
PRIAC Small Cap Growth/TimesSquare Fund	4,862,828	3,523,435
PRIAC Core Bond/PIM Fund	4,474,846	3,615,775
PRIAC Guaranteed Short-Term Account	2,495,042 *	3,723,009

* This amount does not represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2009, but is included for comparative purposes.

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
PRIAC pooled separate accounts	$ 7,209,991	$(12,254,064)
Astoria Financial Corporation common stock	(2,572,308)	(5,251,258)
	$ 4,637,683	$(17,505,322)

(5) Fair Value Measurements

The Plan uses fair value measurements to record fair value adjustments to Plan assets and to determine fair value disclosures. The Plan groups it assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based on quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions which are not observable in the market. Such assumptions reflect estimates of assumptions market participants would use in pricing the instrument. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the instrument.

In April 2009, the FASB issued Staff Position No. FAS 157-4 (FSP No. FAS 157-4) "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," which provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. Upon the effective date of the FASB ASC, FSP No. FAS 157-4 was superseded and this guidance, which was effective for interim and annual periods ending after June 15, 2009, was codified into Topic 820 of the FASB ASC. The Plan's adoption of this guidance in 2009 did not result in a change in valuation techniques and related inputs, or their application, and therefore did not have a material impact on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (Topic 820) Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)," which amends Subtopic 820-10 of the FASB ASC to provide guidance when measuring the fair value of an investment in certain investment companies when the investment does not have a readily determinable fair value. This guidance, which was effective for interim and annual periods ending after December 15, 2009, permits, as a practical expedient, a reporting entity to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) provided by the investee. This guidance also requires additional disclosure of the attributes of these investments such as: (1) the nature of any restrictions on the investor's ability to redeem its investment; (2) any unfunded commitments; and (3) investment strategies of the investees. The Plan's adoption of this guidance in 2009 did not have a material impact on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, with additional considerations when the volume and level of activity for an asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. GAAP requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

PRIAC pooled separate accounts

The fair value of the Plan's investments in the PRIAC pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts which consist of equity securities and bonds. The Plan's investments in these accounts are represented by units and a per unit value. The unit values are calculated by PRIAC. For the underlying equity securities, PRIAC obtains closing market prices for those securities traded on a national exchange. For bonds, PRIAC obtains prices from a third party pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes and issuer spreads. Prices are reviewed by PRIAC and are challenged if PRIAC believes the price is not reflective of fair value. There are no restrictions as to the redemption of these pooled separate accounts nor does the Plan have any contractual obligations to further invest in any of the individual pooled separate accounts. These investments are classified as Level 2.

Astoria Financial Corporation common stock

The fair value of the Plan's investment in Astoria Financial Corporation common stock is obtained from a quoted market price in an active market and, as such, is classified as Level 1.

PRIAC guaranteed accounts

The fair value of the Plan's investments in the PRIAC guaranteed accounts is equal to the contract value. The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. These investments are guaranteed as to principal and credited interest at a rate which is reviewed and established by the issuer without the use of a specific formula on a semi-annual basis. Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. These investments are classified as Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the level of valuation assumptions used to determine the carrying value of the Plan's assets measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Carrying Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ -	$ 13,003,615	$ -	$ 13,003,615
Mid cap equity funds	-	3,167,234	-	3,167,234
Small cap equity funds	-	6,380,406	-	6,380,406
Mutual funds	-	6,675,357	-	6,675,357
Bond funds		4,474,846	-	4,474,846
Astoria Financial Corporation common stock	12,174,737	-	-	12,174,737
PRIAC guaranteed accounts	-	-	17,672,191	17,672,191
Total	$ 12,174,737	$ 33,701,458	$ 17,672,191	$ 63,548,386

	Carrying Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ -	$ 9,556,463	$ -	$ 9,556,463
Mid cap equity funds	-	1,712,611	-	1,712,611
Small cap equity funds	-	4,573,321	-	4,573,321
Mutual funds	-	4,710,367	-	4,710,367
Bond funds	-	3,615,775	-	3,615,775
Astoria Financial Corporation common stock	13,350,703	-	-	13,350,703
PRIAC guaranteed accounts	-	-	16,821,402	16,821,402
Total	$ 13,350,703	$ 24,168,537	$ 16,821,402	$ 54,340,642

(Continued)

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets.

	PRIAC Guaranteed Accounts For the Year Ended December 31,	
	2009	2008
Fair value at beginning of year	$ 16,821,402	$ 14,895,541
Purchases and sales, net	850,789	1,925,861
Fair value at end of year	$ 17,672,191	$ 16,821,402

(6) Administrative Expenses

The Association pays investment and administrative expenses charged to it by PRIAC, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2009 and 2008, $36,929 and $24,964, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represent related party transactions.

(7) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(8) Tax Status

The IRS determined and informed the Association by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
		Pooled separate accounts:		
*	Prudential Retirement Insurance and Annuity Company (PRIAC)	Dryden S&P 500 Index Account (37,183 units)	$	2,602,124
*	PRIAC	Janus Worldwide Account (4,980 units)		285,930
*	PRIAC	Janus Adviser Balanced Account (55,642 units)		2,312,307
*	PRIAC	Large Cap Value/LSV Asset Management (521,324 units)		7,668,840
*	PRIAC	Turner Large Cap Growth (244,519 units)		2,732,651
*	PRIAC	AIM Dynamics (27,805 units)		729,567
*	PRIAC	Small Cap Value/MC Fund (23,569 units)		439,420
*	PRIAC	Small Cap Growth/TimesSquare Fund (197,316 units)		4,862,828
*	PRIAC	Small Cap Value/Munder Cap Fund (142,187 units)		1,078,158
*	PRIAC	Core Plus Bond/PIM Fund (256,433 units)		4,474,846
*	PRIAC	Mid Cap Growth/Aritisan Partners (122,087 units)		1,505,134
*	PRIAC	Mid Cap Value/Wellington Management (89,264 units)		1,662,100
*	PRIAC	Oppenheimer Global (Class A) Fund (31,459 units)		2,246,436
*	PRIAC	Thornburg International Value (37,498 units)		1,101,117
		Guaranteed Accounts:		
*	PRIAC	Guaranteed Income Fund (343,464 units)		15,177,149
*	PRIAC	Guaranteed Short-Term Account (36,321 units)		2,495,042
*	Astoria Financial Corporation	Astoria Financial Corporation common stock (979,464 shares)		12,174,737
*	Plan participants	185 Participant loans (interest rates: 3.25% – 8.25%; terms: 1-15 years)		1,988,665
		Total Investments and Participant Loans (Held at End of Year)	$	65,537,051

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2

Consent of Independent Registered Public Accounting Firm

The Trustees of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-113745) on Form S-8 of Astoria Financial Corporation of our report dated June 24, 2010, with respect to the statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") as of December 31, 2009 and 2008, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of the year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Plan.

/s/ KPMG LLP
New York, New York
June 24, 2010